Exhibit 99.1

LOCK-UP AGREEMENT

This Lock-Up Agreement (this “Agreement”) is dated as of the 30th day of September, 2019, by and among Sundial Growers Inc. (the “Company”) and the shareholders of the Company named in Schedule “A” hereto (each, a “Shareholder”, together, the “Shareholders”, and together with the Company, the “Parties”).

WHEREAS, the Parties believe that the entering into this Agreement will benefit both the Company and the Shareholders by increasing investor confidence in the Company;

NOW, THEREFORE, in consideration of the promises, representations, warranties and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto, intending to be legally bound, agree as follows:

ARTICLE 1

RESTRICTIONS ON TRANSFER

1.1	Restrictions on Transfer

Each Shareholder acknowledges and agrees that during the period commencing on the date hereof and ending on August 15, 2020 (the “Lock-up Period”), as modified in accordance with Section 1.2, that such Shareholder will not, without the prior written consent of the Company (which consent may be withheld at the sole discretion of the Company), directly or indirectly, offer or sell, agree to offer or sell, or enter into an arrangement to offer or sell or otherwise transfer, pledge, assign or dispose of any of such Shareholder’s common shares (“Common Shares”) in the capital of the Company, any Common Shares controlled by such Shareholder or any securities convertible or exchangeable for Common Shares and the Common Shares underlying such securities, in each case as set forth in Schedule “A” hereto, or enter into any swap, forward or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of such Shareholder’s Common Shares (regardless of whether any such arrangement is to be settled by the delivery of securities of the Company, securities of another person, cash or otherwise), or agree to do any of the foregoing or publicly announce any intention to do any of the foregoing.

1.2	Release Schedule

Notwithstanding Section 1.1, the Parties acknowledge and agree that each Shareholder’s Common Shares will be released from the restrictions set forth in Section 1.1 in accordance with the release schedule set forth in Schedule “B” hereto as the same may be accelerated as set forth in Schedule “B” (the “Release Schedule”) and that such restrictions are subject in their entirety to the Release Schedule. Notwithstanding anything in this Agreement to the contrary, if at any time during the term of this Agreement a Shareholder shall cease to be a director or officer of the Company, such Shareholder shall no longer be a Party to this Agreement and as a result, any securities subject to this Agreement shall immediately be released from any lock up terms contained in this Agreement.

1.3	Shares Subject to Lock-Up

The only Common Shares subject to this Agreement are the Common Shares set forth in Schedule “A” hereto.

1.4	Permitted Transfers

The restrictions provided herein shall not apply to the following transfers, pledges or other dispositions by a Shareholder:

(a)

transfers to affiliates of such Shareholder, any family members of such Shareholder, or any company, trust or other entity wholly owned by or maintained for the benefit of such Shareholder and/or any family members of such Shareholder;

(b)	transfers as a distribution to limited partners, members or shareholders of such Shareholder, as the case may be;

(c)	transfers occurring by operation of law, pursuant to a domestic relations order or in connection with transactions arising as a result of the death or incapacity of such Shareholder; or

(d)	pledges of such Shareholder’s Common Shares as security for bona fide indebtedness of such Shareholder or such Shareholder’s family members or affiliates (as applicable);

provided, in the case of each of (a), (b) and (c) (in the case of (c) to the extent permissible under applicable law or the applicable order), that any such transferee or pledgee shall first execute a lock-up agreement in substantially the form of this Agreement covering the remainder of the Lock-up Period, as applicable,

(e)	transfers in accordance with any pre-existing registration rights, pursuant to which any purchaser shall remain subject to the restrictions contained in this Agreement; or

(f)

transfers or other dispositions made pursuant to a bona fide take-over bid made to all of the holders of Common Shares or other acquisition, merger, tender or exchange offer, business combination or arrangement transaction; provided that, in the event that the take-over or other acquisition, merger, tender or exchange offer, business combination or arrangement transaction is not completed, any securities shall remain subject to the restrictions contained in this Agreement.

For the purposes of this Agreement, “affiliate” shall have the meaning ascribed to such term in the Business Corporations Act (Alberta).

1.5	Release

Following the expiration of each applicable Lock-Up Period, the applicable portion of each Shareholder’s Common Shares shall be released from the restrictions herein automatically without the taking of any further action on the part of any Party. Each Shareholder acknowledges and agrees that such Shareholder is subject to restrictions pursuant to applicable securities laws regarding insider trading and reporting, and such restrictions are separate and apart from those restrictions contained herein.

1.6	Adjustment

If, following the date hereof, any change in the outstanding shares of the Company, or securities convertible into or exchangeable into or exercisable for shares of such capital stock, shall occur by reason of any reclassification, recapitalization, stock split (including reverse stock split) or subdivision or combination, exchange or readjustment of shares, merger or similar transaction, or any stock dividend or stock distribution with a record date after the date hereof, each Shareholder’s Common Shares subject to the lock-up restrictions set forth herein and the releases from such restrictions shall be appropriately adjusted to reflect such change and such adjustment shall provide each Shareholder with the same economic effect as contemplated by this Agreement prior to such change.

ARTICLE 2

ARTICLE 2 – GENERAL

2.1	Interpretation

The division of this Agreement into Articles, Sections, subsections and paragraphs and the insertion of headings are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. In this Agreement, unless the contrary intention appears, words importing the singular include the plural and vice versa, and words importing gender include all genders. The Schedules to this Agreement form an integral part of this Agreement are incorporated by reference herein.

2.2	Several Obligations

The warranties, representations, obligations and covenants of the Shareholders in this Agreement are provided on a several, and not joint or joint and several, basis.

2.3	Entire Agreement

This Agreement, including the Schedules annexed hereto, constitutes the full and entire understanding and agreement between the Parties with regard to the subject matter hereof, and no Shareholder shall be liable or bound to the Company or any other person in any manner by any warranties, representations, obligations or covenants with respect to such subject matter except as specifically set forth herein.

2.4	Investigations

By its execution of this Agreement, each Shareholder acknowledges that such Shareholder has been afforded the opportunity to consult with such Shareholder’s legal and financial advisors with respect to this Agreement, and each Shareholder acknowledges and agrees that such Shareholder has been afforded the opportunity to discuss the subject matter of this Agreement with representatives of Company. Each Shareholder further acknowledges and agrees that such Shareholder has otherwise investigated this matter to its full satisfaction and will not seek rescission or revocation of this Agreement.

2.5	Amendments and Wavier

This Agreement may not be amended, supplemented or modified, and no provisions hereof may be modified or waived, except with the unanimous consent of all Parties hereto.

2.6	Severability

If any term, provision, covenant, restriction, Article, Section or subsection of this Agreement is held by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants, restrictions, section and subsections of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the Parties shall negotiate in good faith to modify the Agreement to preserve each Party’s anticipated benefits under this Agreement.

2.7	Further Assurances

Each Shareholder shall, and shall cause any entity under such Shareholder’s control and direction, from time to time, execute and deliver, or cause to be executed and delivered, such additional or further consents, documents and other instruments as the Company may reasonably request for the purpose of effectively carrying out the transactions contemplated by this Agreement.

2.8	Governing Law

This Agreement shall be governed in all respects, including validity, interpretation and effect, by the laws of the Province of Alberta and the federal laws of Canada applicable therein, without giving effect to any principles of conflict of laws thereof which would result in the application of the laws of any other jurisdiction.

2.9	Jurisdiction

Each of the Parties consents to submit itself to the jurisdiction of the courts of the Province of Alberta or, if under applicable law exclusive jurisdiction over such matter is vested in the federal courts, any court of Canada located in the Province of Alberta, in the event any dispute arises out of this Agreement or any of the transactions contemplated by this Agreement.

2.10	Disclosure.

The Parties acknowledge and agree that (a) the terms of this Agreement may be publicly disclosed pursuant to a press release and pursuant to applicable securities law filings of the Parties or the Company, and (b) this Agreement may be filed with applicable securities law filings.

2.11	Notices

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by electronic mail (read receipt requested) or by registered or certified mail (postage prepaid, return receipt requested) to the respective Parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to the Company, to:

Sundial Growers Inc.

200, 919 11th Avenue S.W.

Calgary, AB T2R 1P3

Attention:    General Counsel

Email:          legal@sundialgrowers.com

(b)	if to the Shareholders, to the addresses set forth in Schedule “A”.

2.12	Counterparts

This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one and the same instrument. The Parties shall be entitled to rely upon delivery of an executed facsimile or similar executed electronic copy of this Agreement, and such facsimile or similar executed electronic copy shall be legally effective to create a valid and binding agreement between the Parties.

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SUNDIAL GROWERS INC.

By:	/s/ Torsten Kuenzlen
	Name:	Torsten Kuenzlen
	Title:	Chief Executive Officer

/s/ Edward Hellard	/s/ Elizabeth Cannon
Edward Hellard	Elizabeth Cannon

/s/ Torsten Kuenzlen	/s/ James Keough
Torsten Kuenzlen	James Keough

/s/ Geoff Thompson	/s/ Brian Harriman
Geoff Thompson	Brian Harriman

/s/ Andrew Stordeur	/s/ Lee Tamkee
Andrew Stordeur	Lee Tamkee

/s/ Ryan Hellard	/s/ Charlotte Collett
Ryan Hellard	Charlotte Collett

/s/ Greg Mills	/s/ Gregory Turnbull
Greg Mills	Gregory Turnbull

/s/ Kristine Dow
Kristine Dow

SCHEDULE A

Shareholder	Number of Locked Up Common Shares on a Fully Diluted Basis[1]	Address for Notice
Edward Hellard	24,253,332	1927 Crescent Road Victoria, BC V8S 2G9
Torsten Kuenzlen	3,765,482	920 Prospect Ave Calgary, AB T2T 0W5
James Keough	421,120	200, 919 – 11 Avenue SW Calgary, AB T2R 1P3
Geoff Thompson	2,444,084	7 Strathcona Bay SW Calgary, AB T3H 1N5
Brian Harriman	25,600	2016 – 29 Street SW Calgary, AB T3E 2J9
Andrew Stordeur	670,496	3428 Cardston Cres NW Calgary, AB T2L 0S6
Ryan Hellard	934,560	2120 Marne Street Victoria, BC V8S 4J9
Charlotte Collett	240,160	122 Aspen Stone Road SW Calgary, AB T3H 5Y7
Kristine Dow	247,627	455 Woodside Rd. S.W. Calgary, AB T2W 3J6
Greg Mills	7,538	67 Glenmeadows Road Toronto, ON M4N 1G3
Gregory Turnbull	577,320	1027 Prospect Avenue SW Calgary, AB T2T 0W8
Lee Tamkee	88,000	77 Aspen Ridge Cr. SW Calgary, AB T3H 5J7
Elizabeth Cannon	5,760	416 Coach Light Bay SW Calgary, AB T3H 1Z2

TOTAL	33,664,820

[1]

Represents the number of Common Shares currently held by such Shareholder and the number of Common Shares underlying any securities convertible or exchangeable for Common Shares that are subject to the Lock Up.

SCHEDULE B

RELEASE SCHEDULE

Release Date	Percentage of Common Shares Released (for each Shareholder)
February 15, 2020	15%
August 15, 2020	85%

TOTAL	100%